Exhibit 12

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES




                                   1998        1997        1996        1995        1994
                                                       (Thousands)
Net income                        $120,722     $76,560    $108,171    $122,586    $104,775

Add:
Taxes on income                     32,800       8,079      31,753      66,803      66,377
Kansas City earnings tax               864         392         558         958         524

 Total taxes on income              33,664       8,471      32,311      67,761      66,901

Interest on value of
 leased property                     8,482       8,309       8,301       8,269       6,732
Interest on long-term debt          57,012      60,298      53,939      52,184      43,962
Interest on short-term debt            295       1,382       1,251       1,189       1,170
Mandatorily redeemable
  Preferred Securities              12,450       8,853           0           0           0
Other interest expense
 and amortization                    4,457       3,990       4,840       3,112       4,128

 Total fixed charges                82,696      82,832      68,331      64,754      55,992

Earnings before taxes
 on income and fixed
 charges                          $237,082    $167,863    $208,813    $255,101    $227,668
Ratio of earnings to
 fixed charges                        2.87        2.03        3.06        3.94        4.07


